Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: March 18, 2021

On March 18, 2021, Alexion released an update to its Employee FAQs which were last published on February 2, 2021, a copy of which is set forth below:

Alexion’s Next Chapter
Pre-Close FAQ – Updated March 18, 2021

Total Employee Questions Submitted to Date: 2,338

In This Update: For new and updated questions please refer to the Table of Contents below. New questions are added to the bottom of the sections so question numbers will stay the same within each section from one version to the next.

How to Use this FAQ: Click on the sections in the Table of Contents below to navigate directly to that section. Each question is labeled with the date it was added or most recently updated.

Table of Contents

•	High Level Overview

•	Frequently Submitted Questions - UPDATED

•	About the Transaction – UPDATED QUESTIONS

•	Employee Total Rewards – NEW QUESTION & UPDATED QUESTION

•	Integration & Impact – NEW QUESTION

•	Communication – NEW QUESTIONS

•	About AstraZeneca

High Level Overview

(Updated Dec 12, 2020)

•	Proposed transaction advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients

o	Combining our expertise in rare diseases with AstraZeneca’s comprehensive global reach and broad portfolio, we will substantially expand our impact to the patients we can serve around the world

•	Alexion strengthens AstraZeneca’s presence in immunology by adding Alexion’s strong pipeline and unique complement technology platforms

o	Extends the promise of complement inhibition into non-rare diseases across AstraZeneca portfolio

o	Broadens AstraZeneca’s portfolio of precision medicines addressing the large unmet needs of patients suffering from rare diseases

o	Enhanced global footprint and broad coverage across primary, specialty and highly specialized care

o	Dedicated rare disease unit to be headquartered in Boston capitalizing on talent in the greater Boston area

•	Aligned culture/values and shared commitment to science and innovation to deliver life-changing medicines, bringing innovative medicines to millions of people worldwide

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Frequently Submitted Questions

(Updated March 18, 2021)

The questions below have each been submitted by many different employees. Many submitted questions focus on when employees will know about AstraZeneca’s plans for their team, location, role, benefits, compensation, etc. In relation to rewards, please see question 20 in the Total Rewards section.  We do not anticipate any further decisions to be made or shared until at or after closing.

While we don’t have answers to these questions at this time given how early we are in the process, we want to let employees know that we are aware that these questions are on employees’ minds.

•	Will Alexion’s current locations change following the closing?

•	When will we know if we will have ongoing roles following the closing?

•	How will the compensation and benefit plan offered to us from AstraZeneca compare to what we are offered at Alexion? When will we have this information?

•	How will legacy Alexion employees be “hired” by AstraZeneca? Will there be an interview or application process? When will that happen?

•	Will the severance plan be an option for employees who are offered a role with AstraZeneca and opt not to take it?

•	What will happen to employees who stay on past 12 months to support integration but are eventually severed?

While we may not have answers to all of the questions, we are committed to being as transparent and timely as we can in our communications throughout this process.

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About the Transaction

1.)	What is the strategic rationale for this acquisition? (Updated Dec 12, 2020)

We believe this proposed transaction advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients

We have compatible cultures in that both AstraZeneca and Alexion are science- and patient-centric companies working to innovate on behalf of patients.

Every day our work translates to saving lives. It’s critical for us to stay focused on this important work today and every day.

The best way we can help patients is by staying focused on our mission and by doing the best work we can on a daily basis.

2.)	How long was the company in discussions with AstraZeneca? Their CEO said in media interviews that discussions have been going for several months. Is that accurate? (Updated March 18, 2021)

AstraZeneca reached out to Alexion on August 10, 2020, indicating that it would like to discuss interest in a potential business combination. Further details on the history of the transaction can be found in AstraZeneca’s Form F-4 filing.

3.)	Was it a competitive process? (Updated March 18, 2021)

In addition to the proposals received from AstraZeneca, Alexion received a written preliminary, non-binding indication of interest from one other participant. Further details on the history of the transaction can be found in AstraZeneca’s Form F-4 filing.

4.)	Was the sale of Alexion based on recommendation from Elliott management? Was Elliott management involved in the discussions? (Updated March 18, 2021)

Alexion’s Board made this decision in accordance with its fiduciary duty and acting in the best interest of all of Alexion’s stockholders, including after receipt of a fairness opinion from Bank of America. We do not comment on specific interactions with our investors.

We believe this proposed transaction advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients.

5.)	What does it mean that AstraZeneca is acquiring Alexion for both cash and stock consideration? (Updated Dec 12, 2020)

It means that Alexion shareholders will receive consideration upon the closing of the transaction that includes a specified amount of AstraZeneca equity and a specified amount of cash.

Specifically, Alexion and AstraZeneca have entered into a definitive agreement under which AstraZeneca will acquire Alexion in a cash and stock transaction for a total consideration of approximately $39 billion, or $175 per share.

Under the agreement, at the time of close, Alexion shareholders will receive $60 in cash and 2.1243 of AstraZeneca American Depositary Shares (ADSs) (each ADS represents half of one ordinary share of AstraZeneca, as evidenced by American Depositary Receipts (ADRs).

Alexion shareholders will own approximately 15% of the combined company.

6.)	How long will it take for the deal to close? (Updated Dec 12, 2020)

We expect the transaction to close in the third quarter of 2021, following approval by AstraZeneca and Alexion shareholders, certain regulatory approvals and satisfaction of other customary closing conditions.

7.)	What does this mean for the patients we serve? (Updated Dec 12, 2020)

Every day our work translates into saving lives. It’s critical for us to stay focused on this important work today and every day.

The best way we can help patients is by maintaining our focus and by doing the best work we can on a daily basis.

8.)	What regulatory clearances are needed for the deal to close? (Updated Dec 12, 2020)

Closing of the acquisition is subject to approval by AstraZeneca and Alexion shareholders, certain regulatory approvals, approval of the new AstraZeneca shares for listing with the Financial Conduct Authority and to trading on the London Stock Exchange, and other customary closing conditions.

9.)	Why will the acquisition not close until the third quarter? (Updated Dec 12, 2020)

Closing of the acquisition is subject to approval by AstraZeneca and Alexion shareholders, certain regulatory approvals, approval of the new AstraZeneca shares for listing with the Financial Conduct Authority and to trading on the London Stock Exchange, and other customary closing conditions.

10.)	Why was this announced over the weekend? (Updated Dec 12, 2020)

We understand this is a busy time of year, and announcing over the weekend is not ideal. Given that this transaction is between two public companies and is material in nature, AstraZeneca and Alexion were committed to disclosing the information publicly as soon as possible after the deal was finalized.

11.)
An 8-K was recently filed by Alexion noting that AZ had pulled and refiled the HSR filing with the Federal Trade Commission.  Does that indicate that the transaction will not close as expected in Q3 2021? (Updated March 18, 2021)

In a recent public filing, Alexion disclosed that AstraZeneca has elected to withdraw and refile its Notification and Report Form under the HSR Act in connection with AstraZeneca’s plan to acquire Alexion.  The reason for this decision was to give the FTC additional time to review the proposed transaction.  The decision to pull and refile the HSR notice is not an unusual step for an acquirer to take.  We and AZ are continuing to diligently pursue the regulatory approvals that are required under the merger agreement to close the transaction and, as previously stated, we continue to expect the transaction with AstraZeneca to close in the third quarter of 2021.

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Employee Total Rewards

1.)	Will we follow our usual 2020 performance and review cycle? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such. This includes continuing our usual year-end compensation practices.

The timing of our 2020-2021 compensation cycle will continue unchanged:

•	Our 2020 compensation cycle will proceed as normal, with merit-based increases communicated in March and made retroactive to January 1, 2021.

•	We will process 2020 AIP as usual, with payment in March 2021.

Our benefit plans put in place for 2021 will go forward as planned. For 2021 we will also plan to continue our usual practice of establishing an annual bonus program and providing our annual equity grant.

2.)	Will I be restricted from trading in Alexion or AstraZeneca securities while the transaction is pending? (Updated Dec 12, 2020)

As an Alexion employee you remain subject to our Securities Trading Policy, including the blackout periods and the restrictions upon trading when in possession of material, non-public information.

3.)	When will I get paid? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such, which includes our usual payroll processing.

No changes or disruptions to payroll are expected to occur prior to close. In the event of any changes, you would be provided with ample prior notice.

4.)	What do I do if I already have time off scheduled? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such. Existing policies remain in place until close. If you have any questions about your scheduled time off, consult your manager.

5.)	What happens if I have Alexion stock options? (Updated Dec 14, 2020)

When the transaction is complete, all vested and unvested options will be converted into the right to receive the Merger Consideration in respect of each net option share subject to the option, with the number of net option shares calculated as described in the Merger Agreement.  If the exercise price equals or exceeds the Merger Consideration value, the option is cancelled for no consideration.

6.)	What happens with the vested Alexion stock that I own? (Updated Dec 14, 2020)

Following the close of the transaction, vested Alexion shares will be exchanged for the Merger Consideration, which consists of $60 in cash and 2.1243 of AstraZeneca American Depositary Shares (ADSs) (each ADS represents half of one ordinary share of AstraZeneca), as evidenced by American Depositary Receipts (ADRs) for each Alexion share.

7.)	What is an AstraZeneca American Depositary Share? (Updated Feb 2, 2021)

AstraZeneca’s global headquarters is in the United Kingdom, and its equity securities that are traded on both UK and US stock exchanges.  AstraZeneca’s securities that trade in the UK are known as “Ordinary Shares” and AstraZeneca securities that trade in the US shares are known as “American Depository Shares” or ADSs.  The ADS’s are traded on Nasdaq under the ticker symbol “AZN”.  An ADS is a US dollar denominated form of equity ownership representing AstraZeneca’s underlying Ordinary Shares on deposit in the UK, and it confers the rights arising out of the underlying Ordinary Shares, including the right to vote at and attend general meetings of AstraZeneca and the right to receive dividends in US dollars.  AstraZeneca’s Ordinary Shares trade separately on the London Stock Exchange, and each ADS represents one half of an Ordinary Share.  It is standard for companies incorporated outside the US to establish ADSs to permit trading on US exchanges.

The trading price of the AstraZeneca ADSs on Nasdaq was used for purposes of calculating the value that you will receive for your Alexion equity securities in the transaction, and you will not receive lesser value for your Alexion equity securities because you will receive ADSs and not Ordinary Shares.  On December 11, 2020, the last full trading day before the public announcement of the merger agreement, the closing price of the AstraZeneca ADSs on Nasdaq was $54.27.  Using the equity conversion ratio in the Merger Agreement, one vested Alexion share represents the right to receive $60 in cash and 2.1243 ADSs.

8.)	What happens with my unvested RSUs and PSUs when the deal closes? (Updated Dec 14, 2020)

Upon close of the transaction, unvested RSUs will be converted to AstraZeneca RSUs. They will remain subject to the original terms and conditions of the award, including the original vesting schedule.

Unvested PSUs will be converted to AstraZeneca RSUs and remain subject to original terms and conditions of award – other than the performance vesting condition stated below – including the original vesting schedule.

For unvested PSUs, performance will be determined by Alexion prior to the close of the transaction based on the greater of the target or actual performance, subject to a cap of:

•	175% of the performance target for the 2019 PSU award

•	150% of the performance target for the 2020 PSU award

9.)	What is the difference between PSUs and RSUs, how do I know what I have? (Updated Dec 14, 2020)

RSUs are restricted stock units and PSUs are performance stock units. You should consult your stock plan or reach out to your people and culture partner for more information about your equity if you have questions.

10.)	Can you provide more details on how to calculate unvested RSU conversion? (Updated Feb 2, 2021)

We plan to provide an illustrative example with an accompanying verbal explanation that will be posted for all employees.

11.)	Are there any changes to our compensation and benefits between now and close of the transaction? (Updated Dec 14, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such. This includes continuing our usual year-end compensation practices.

The timing of our 2020-2021 compensation cycle will continue unchanged:

•	Our 2020 compensation cycle will proceed as normal, with merit-based increases communicated in March and made retroactive to January 1, 2021

•	We will process 2020 AIP as usual, with payment in March 2021

As we look ahead, the 2021 annual equity grant will be made as usual, except that any PSUs that were to be provided will be substituted with RSUs.

We will establish a 2021 annual incentive plan as usual that will be paid (assuming a closing in 2021) on a pro-rated basis at the close of the transaction based on the actual achievement of certain objectives.

The Employee Stock Purchase Plan will remain in effect for the current period (as of December 12, 2020), and then terminate, meaning that the scheduled purchase on December 15 will occur as planned, but a new offering period will not commence on January 1, 2021.

12.)	What happens with our compensation and benefits after the transaction closes? (Updated Dec 14, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such. This includes continuing our usual year-end compensation practices.

As part of the agreement, following the close of the transaction AstraZeneca has agreed that for a period of 12 months it will not reduce base salaries of continuing employees, that it will provide aggregate cash and equity incentive compensation opportunities no less favorable in the aggregate than those provided pre-closing of the transaction, and will maintain employee benefits that are substantially similar in the aggregate to those provided pre-closing of the transaction.

For employees who continue their employment until the first year after the close of the transaction, all RSUs that would have vested between the first and second year of closing will be accelerated to the first year. In addition, 2021 annual equity grants will be made as usual, except that PSUs will be substituted with RSUs.

13.)	Will I keep my job following the closing? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such.

A dedicated team with representatives from both companies will drive integration planning. At this time it is too early in the process to provide any further details.

While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process.

14.)	What severance protections do we have? (Updated Feb 2, 2021)

Alexion adopted a Severance Plan to provide separation benefits to eligible employees who experience a qualifying termination within 12 months following the close of the transaction. The full Severance Plan is available on the Next Chapter ACE site.  The Severance Plan is applicable globally, and is to be interpreted and applied in accordance with local law and specified local conditions.

Please note that employees will have to sign a release of claims in order to receive the Severance Plan benefits, with cash benefits being paid in a lump sum, subject to applicable tax withholding, after the release becomes effective.

The Severance Plan separation benefits consist of:

•
A severance amount which is an amount of base pay according to each employee level (note that if local law or specified local conditions require a different severance calculation, the severance amount will be adjusted to meet such local legal requirements or conditions – please see the full Severance Plan on ACE for details)

•	A pro-rated incentive award which provides an at-target annual bonus or sales incentive, pro-rated to date of the termination of the employee

•
A Health Subsidy provided for employees on Alexion plans, which will be an amount to cover the cost of the Company portion of health insurance premiums for a period of time corresponding to the Severance Amount

•	Outplacement assistance for employees to find their next opportunity, provided through a Company vendor, and

•	Full acceleration of all outstanding legacy Alexion equity awards, including awards that converted to AstraZeneca equity awards in connection with the close of the transaction

15.)	Are contractors, consultants and other contingent workers eligible for benefits related to this acquisition upon close? (Updated Dec 14, 2020)

No, only eligible full-time and part-time employees are eligible for Alexion benefits.

16.)	Where can I find my employee level? (Updated Feb 2, 2021)

Your employee level, which is used in the event severance is offered, can be found on Life & Career site on your “Talent Profile.” If you have any questions or issues finding it, you can ask your manager or your People & Culture Lead.

17.)	Can employees still be promoted in 2021? (Updated Feb 2, 2021)

Yes. Until the transaction closes, we remain an independent company and will continue to operate as such. Promotions (excluding to the EC level) will continue using the same criteria and process for promotions as part of our normal course of business.

18.)	What happens if my level changes before the deal? (Updated Feb 2, 2021)

In the event your level changes before the deal closes and you are eligible for severance, your severance would be based on your level at the time of your employment separation.

19.)	How will this affect ongoing and future employee immigration cases and/or work visas? (Updated March 18, 2021)

Because each immigration/work visa situation is so unique, individual P+C leads will be reaching out to impacted employees over the coming weeks. If you have a specific concern or question about your situation and haven’t yet received outreach, you are encouraged to connect with your manager and/or your P+C lead to discuss.

20.)	Will my benefits or compensation change at close? (Updated March 18, 2021)

As part of the agreement, following the close of the transaction AstraZeneca has agreed that for a period of 12 months it will not reduce base salaries of continuing employees, that it will provide aggregate cash and equity incentive compensation opportunities no less favorable in the aggregate than those provided pre-closing of the transaction, and will maintain employee benefits that are substantially similar in the aggregate to those provided pre-closing of the transaction.

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Integration & Impact

1.)	Will any of Alexion’s directors serve on the combined company’s board after closing? (Updated Dec 12, 2020)

The companies will mutually agree on the two individuals from the current Alexion board of directors who will join the AstraZeneca board of directors upon closing of the acquisition.

2.)	Will Alexion be a separate business unit or division of AstraZeneca? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such.

AstraZeneca has said they plan to create a new Rare Disease unit that will collaborate with their existing therapy area teams and that it will establish Boston as its global rare disease headquarters.

AstraZeneca has also indicated that members of Alexion’ current senior management team will lead the future rare disease activities.

3.)	Will we maintain the Alexion name and brand? (Updated March 18, 2020)

Subject to the successful completion of the deal, the Alexion brand will be retained and known as ‘Alexion, The AstraZeneca Rare Disease Unit’, headquartered in Boston, US.

This decision recognizes that serving patients and families affected by rare diseases, as well as their health care providers, is highly specialized and that the Alexion brand is well known and trusted within the rare disease community for its patient centricity, exceptional discovery, development, experience and commercial work in this field.

4.)	What will the integration process look like and who is involved? (Updated Dec 12, 2020)

For almost all of our employees, there will be no change in day-to-day roles, and our goal is to ensure business continuity. A dedicated team with representatives from both companies will drive integration planning. At this time it is too early in the process to provide any further details.

While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process.

The most important thing employees can do at this stage is to continue to focus on delivering our business priorities. Patients rely on us and, therefore, it is critical we continue to operate as an independent entity and ensure the availability and safe delivery of our medicines to patients.

Please remember, as always, your confidentiality obligations to Alexion remain in place.

5.)	Is AstraZeneca committed to retaining Alexion current locations/sites? (Updated Dec 12, 2020)

AstraZeneca intends to establish Boston as its headquarters for rare diseases.

Until the transaction closes, we remain an independent company and will continue to operate as such. A dedicated team with representatives from both companies will drive integration planning.

At this time it is too early in the process to provide any further details. While we may not have answers to all of the questions , we are committed to being as transparent and timely as we can in our communications throughout this process.

6.)	Will my reporting structure change prior to close? (Updated Dec 12, 2020)

Employees will continue to report to their respective managers, and we will continue to operate as an independent company until close. If there are changes to reporting structures prior to closing, it will be solely determined by Alexion as part of normal business operations and not related to the transaction.

7.)	If we are hiring on my team or in my function, how does this transaction impact current recruits and new hires? Will Alexion be freezing open positions? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such.

We remain focused on executing on our business priorities and recognize the need to support our corporate objectives and strategic ambitions, which includes hiring in line with our annual operating plan to support these objectives and ambitions.

During this time, hiring managers together with their People and Culture Leads and HR Executive Partners will evaluate each open position accordingly.

8.)	What happens to employment offers that have been extended by Alexion to individuals who have not yet started employment? (Updated Dec 12, 2020)

These offers of employment will remain in place with our new colleagues expected to start as planned. Until the transaction closes, we remain an independent company and will continue to operate as such, including continuing our ordinary course of business and hiring to meet our business demands.

9.)	What if I have a separation agreement in place with Alexion today? (Updated Dec 14, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such, and the terms—compensation, timing, etc.—of your current separation agreement remain unchanged.

10.)	How will contractors, consultants, and other contingent workers be managed? (Updated Dec 12, 2020)

Until the transaction closes, we remain an independent company and will continue to operate as such. This includes continuing to manage these existing relationships as part of our ordinary course of business.

11.)	As a result of the merger, what will happen to the Portola integration that is currently in progress? (Updated Dec 12, 2020)

We will continue to integrate Portola into the Alexion organization as planned. Successful integration and execution of our ANDEXXA/ONDEXXYA strategy remain critical to achieving our business priorities.

12.)	The announcement mentions $500M in synergies; what does this mean? (Updated Dec 12, 2020)

AstraZeneca has said that they think of this deal foremost as a complementary transaction and that they expect to see significant value from leveraging AstraZeneca's deep scientific expertise and technological platform to expand the reach of Alexion’ existing and future pipeline.

A dedicated team with representatives from both companies will drive integration planning. At this time it is too early in the process to provide any further details. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process.

13.)	What can I do to best prepare for the integration with AstraZeneca? (Updated March 18, 2021)

AstraZeneca is interested in partnering with Alexion because of our excellence and innovation within the Rare Disease space. The best thing each employee can do is to continue to work toward our corporate objectives and work with their manager on goals, expectations and workload prioritization.

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Communication

1.)	What do I communicate to external parties who may have questions – suppliers, customers, etc.? (Updated Dec 12, 2020)

Only authorized employees should speak with external parties. Employees should not speak to the media or financial community under any circumstances.

If you do get inquiries from media, please direct them to Megan.Goulart@alexion.com and if an investor reaches out to you, please direct them to Chris.Stevo@alexion.com.

2.)	What can I communicate to my family members and friends? (Updated Dec 12, 2020)

Information from the press release can be shared. The press release is available on the investor page of Alexion.com.

3.)	How soon can Alexion employees interact with AstraZeneca employees? Can I reach out to former colleagues at AstraZeneca? (Updated Dec 12, 2020)

 Ahead of the close, you should not reach out to employees from AstraZeneca, unless you are doing so as part of the ordinary course of business.

On both sides, there are strict restrictions and regulations in place between now and close, with only a small team permitted to work on advance planning, and both companies are directing employees not to discuss business matters.

Should you require guidance, please contact with Brett.Budzinski@alexion.com. Please remember your confidentiality obligations to Alexion remain in place.

4.)	Where can I find recordings of employee events? (Updated March 18, 2021)

Moving forward, all employee event invitations will note if a recording of the event will be shared on ACE. Events that will not be recorded are intended to support dialogue between employees rather than convey specific information and any information that applies to all employees will be shared on the ACE Next Chapter site.  If you are unable to attend an event that will not be recorded, you are encouraged to connect with your manager following so they can provide you with a recap.

5.)	Can I forward Next Chapter events to contractors? (Updated March 18, 2021)

Because these events focus specifically on the impact of the acquisition for Alexion employees (including international fixed-term employees), contractors will not be invited to Next Chapter events and should not be forwarded or added to the invites.

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About AstraZeneca

1.)	Who is AstraZeneca? (Updated Dec 12, 2020)

AstraZeneca  is a global, science-led, patient-focused pharmaceutical company that has been focused on transforming its pipeline and returning to growth through a renewed focus on enhanced innovation and sustainable delivery of life-changing medicines to improve patient outcomes and health experiences.

Strategic priorities include:

•	Accelerate Innovative Science

•	Deliver Growth and Therapy Area Leadership

•	Be a Great Place to Work

2.)	Where is AstraZeneca headquartered? (Updated Dec 12, 2020)

AstraZeneca is a global biopharmaceutical company with many locations across the globe and headquarters in Cambridge, UK.

3.)	On what therapeutic areas is AstraZeneca focused? (Updated Dec 12, 2020)

AstraZeneca has built a growing scientific presence in oncology, cardiovascular, renal and metabolism, and respiratory and immunology diseases with a focus on organ protection. It has developed a broad range of technologies, initially focused on small molecules and biologics and with a growing effort in precision medicine, genomics, oligonucleotides and epigenetics.

More recently, the Company has increased its efforts in immunology research and the development of medicines for immune-mediated diseases.

For more information about AstraZeneca, please visit www.AstraZeneca.com.

4.)	Does AstraZeneca have the same commitment to patients as Alexion? (Updated Dec 12, 2020)

Both companies share similar values, including being driven by innovation and the commitment to make a real-life difference in patients’ lives.

5.)	How many employees does AstraZeneca have? (Updated Dec 12, 2020)

As of their 2020 20F filing, AstraZeneca has approximately 70,600 total global employees.

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Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2021.  The registration statement includes a preliminary proxy statement of Alexion that also constitutes a preliminary prospectus of AstraZeneca.  The registration statement has not yet become effective.  Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.